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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAIL PROCESSING
Received
FEB 27 2018
WASH, D.C.

SEC FILE NUMBER
8-66979

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING ___ JANUARY 1, 2017 ___ AND ENDING ___ DECEMBER 31, 2017 ___
           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **COBALT CAPITAL, INC.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICAL USE ONLY
FIRM ID. NO.

600 WILKINSON STREET, SUITE 300
(No. and Street)

ORLANDO   **FLORIDA**   **32803**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
BENJAMIN SCHICK   **(407) 649-3150**
                                                            (Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SPICER JEFFRIES LLP
(Name - if individual, state last, first, middle name)
**5251 SOUTH QUEBEC STREET, SUITE 200,   COLORADO   80111
GREENWOOD VILLAGE**
          (Address and City)   (State)   (Zip Code)

CHECK ONE:
☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are required to respond unless
the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, **BENJAMIN SCHICK**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or **COBALT CAPITAL, INC.**, as of **December** **31**, **2017** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Mariely Acosta
NOTARY PUBLIC
STATE OF FLORIDA
Comm# GG121321
Expires 7/23/2021

_____
Public Notary

_____
Signature

PRESIDENT
Title

This report** contains (check all applicable boxes);
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con-solidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COBALT CAPITAL, INC.

STATEMENT OF FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2017

The report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT**.

COBALT CAPITAL, INC.

CONTENTS



SPICER JEFFRIES LLP

CERTIFIED PUBLIC ACCOUNTANTS

5251 SOUTH QUEBEC STREET • SUITE 200

GREENWOOD VILLAGE, COLORADO 80111

TELEPHONE: (303) 753-1959

FAX: (303) 753-0338

www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members of
Cobalt Capital, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Cobalt Capital, Inc. (the "Company") as of December 31, 2017, and the related notes to the statement of financial condition. In our opinion, the financial statement present fairly, in all material respects, the financial position of the Company as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Spicer Jeffries LLP

We have served as Cobalt Capital, Inc's auditor since 2008.

Greenwood Village, Colorado
February 10, 2018



COBALT CAPITAL, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

<u>ASSETS</u>

CASH AND CASH EQUIVALENTS	$	670,455
COMMISSIONS RECEIVABLE		219,268
OTHER RECEIVABLE		19,272
OTHER ASSETS		5,489
Total assets	$	914,484

<u>LIABILITIES AND SHAREHOLDERS' EQUITY</u>

LIABILITIES:

Accrued expenses	$	43,857

COMMITMENTS AND CONTINGENCIES (Notes 3 and 4)

SHAREHOLDERS' EQUITY (Note 2)

Common stock, $1 par value; 10,000 shares authorized,

200 shares issued and outstanding	200
Additional paid-in-capital	32,752
Retained earnings	837,675
Total shareholders' equity	870,627
Total liabilities and shareholders' equity	$ 914,484

The accompanying notes are an integral part of this statement.

4

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and business

Cobalt Capital, Inc. (the "Company") is a Florida corporation incorporated on March 10, 2005. The Company operates as a limited broker-dealer managing the distribution and marketing of real estate limited company units of direct participation programs. The Company operates as the managing broker-dealer which will function as the "distributor" or "wholesaler" broker-dealer and will engage other broker-dealers to make its programs available for retail distribution. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

Revenue recognition

Commissions from the sale of units of private placements and partnership interests are recognized when escrow closes on the respective programs.

Deferred syndication costs

Costs incurred in the organization and sale of equity interests in real estate ventures are deferred until the related revenues are recognized. The Company incurs syndication costs related to the organization and future sale of partnership interests. These costs are deferred until escrow closes and are included in the accompanying statement of operations. At December 31, 2017, the Company had no deferred syndication costs.

15c3-3 exemption

The Company under Rule 15c3-3(k)(2)(i) is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts and does not hold funds or securities on behalf of customers.

Cash and cash equivalents

For purposes of cash flows, the Company considers money market funds with maturities of three months or less to be cash equivalents.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(concluded)

Income taxes

The Company is recognized as an S-Corporation by the Internal Revenue Service. The Company's shareholders are liable for federal and state income taxes on the Company's taxable income.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states. The Company is not subject to income tax return examinations by major taxing authorities for years before 2014. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable, if assessed. No interest expense or penalties have been recognized as of and for the year ended December 31, 2017.

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2017, the Company had net capital and net capital requirements of $634,598 and $5,000 respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 6.91% to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 - COMMITMENTS

The Company leases office space from unrelated parties under a non-cancelable operating lease expiring through August 2018. Future minimum rental commitments to the Company under the rental agreement are approximately as follows:

Year	Amount
2018	12,780

Total rental expense, including the lease referred to above, is included in occupancy costs and totaled $19,170 (including sales tax) for the year ended December 31, 2017.

NOTE 4 - **FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISK AND CONTINGENCIES**

The Company's future operating results may be affected by several factors. These factors are comprised of, but are not limited to the overall downturn of the real estate industry and the general and local economic, political and social conditions that can affect the real estate market.

The Company's financial instruments, including cash and cash equivalents, commissions receivable, other receivable, other assets and accrued expenses, are carried at amounts that approximate fair value due to the short-term nature of these instruments.

NOTE 5 - **SUBSEQUENT EVENTS**

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.